

Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

THE COMPANY

1.   Name of issuer: Natural SunLite, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
        Explain:


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dean Konstantine
Dates of Board Service:	06/14/18 to present
Principal Occupation:	Electrical Engineer
Employer:	Natural SunLite, Inc
Dates of Service:	1 year
Employer's principal business:	Manufacturing of indoor grow lights

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Chief Executive Officer
Dates of Service:	06/14/18 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Kienergy
Employer's principal business:	Solar and Alternative Energy
Title:	CEO
Dates of Service:	15 years
Responsibilities:	Solar development/manufacturing; business operations


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Name:	Lee Danna
Dates of Board Service:	06/14/18
Principal Occupation:	Business Consultant
Employer:	Natural SunLite, Inc.
Dates of Service:	1 year
Employer's principal business:	Manufacturing of indoor grow lights
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President/Secretary
Dates of Service:	06/14/18 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Danna Group, Inc
Employer's principal business:	Business Consulting
Title:	Chairman Emeritus
Dates of Service:	8 years
Responsibilities:	Business Advisor and Business Development



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dean Konstantine
Title:	Chief Executive Officer
Dates of Service:	06/14/18 to present
Responsibilities:	Product Development
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Kienergy
Employer's principal business:	Solar and Alternative Energy
Title:	CEO
Dates of Service:	15 years
Responsibilities:	Solar development/manufacturing; business operations



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Name:	Lee Danna
Title:	President/Secretary
Dates of Service:	06/14/18 to present
Responsibilities:	Development of business planning, research of indoor lighting industry
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Danna Group, Inc
Employer's principal business:	Business Consulting
Title:	Chairman Emeritus
Dates of Service:	8 years
Responsibilities:	Business Advisor and Business Development



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Name:	**Joel Ducusin**
Title:	**vice president**
Dates of Service:	**Dec. 2017-current**
Responsibilities:	Design, Consult, Sale's and marketing.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Healthmax inc.
Employer's principal business:	alternative wellness.
Title:	President, Lead consultant. Master cultivation
Dates of Service:	11/17-12/18
Responsibilities:	Run all daily responsibilities. Processing product development. Creat infrastructure
Employer:	skybox inc
Employer's principal business:	Cultivation industry
Title:	Senior consultant
Dates of Service:	3/16-11/17
Responsibilities:	lead consultant.Train staff,Product development.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Name:	Hector Delgadillo
Title:	Vice President
Dates of Service:	May 6, 2019 - Current
Responsibilities:	Marketing, Graphic Design Material
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Intro Tech Automotive
Employer's principal business:	Automotive Aftermarket Products
Title:	Art Director, Marketing Services
Dates of Service:	06/2001 to 04/2-19
Responsibilities:	Create advertising & design services
Employer:	Design Network
Employer's principal business:	Hector Delgadillo
Title:	Principle, Designer, Art Director
Dates of Service:	03/1994 - Current 09/2019
Responsibilities:	Advertising, Graphic Design Services

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Dean Konstantine	20,000,000	**50%**
Danna Group, Inc.	20,000,000	**50%**



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Natural SunLite, Inc.

Business Plan



NATURAL SUNLITE.INC


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Natural SunLite, Inc.

CONFIDENTIALITY AGREEMENT

The undersigned reader acknowledges that the information provided by Natural SunLite, Inc. in this Business Plan is *Confidential;* therefore, the reader agrees not to disclose it without the express written permission of Natural SunLite, Inc.

It is acknowledged by the reader that information to be furnished in this Business Plan is in all respects confidential in nature, other than information which is in the public domain through other means and that any disclosure or use of same by reader, may cause serious harm or damage to Natural SunLite, Inc.

Upon request, this document is to be immediately returned to Natural SunLite, Inc.

_____
Signature

_____
Name Printed

_____
Date



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

This is a Business Plan. It does not imply an offering of securities.

TABLE OF CONTENTS


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

1.0 Natural SunLite, Inc. Story

Dean Konstantine, a custom homebuilder and electrical engineer since 2001, designed homes with the purpose of innovation and ultra-efficiency. He builds homes that are innovative in design offering a zero-carbon footprint that are highly insulated and extremely durable. The design incorporates unique construction methods and materials, which utilizes recycled materials and alternative energy equipment. He started with this method several years before "alternative energy" became a part of mainstream popular vocabulary.

In 2012 Dean designed new innovations in energy technology to combat high energy demand costs for commercial customers where traditional solar PV falls short of reducing these energy charges.   These new commercial innovations spawned the development of a "Solar Camel" ™ line of energy products; from small compact to large capacity all in one, plug and play, multifunctional portable energy units.

From these roots Dean has designed an innovative new COB (Chip on Board) advanced light source which keeps within the foundation of ultra-efficiency designed to transform the indoor grow industry. These COB lights have virtually no heat and produce ultra-bright direct sunlight with minimal electrical usage. With these new COB lights, Dean was able to develop the world's first automated growing system, taking it to a whole new level. The digital technology allows the grower to manage the entire grow more efficiently and effectively which can help increase the yield of the plants and can save over 50% of the growing labor.

2.0 Mission Statement

The Natural SunLite's mission is to provide an automated growing system with innovative low energy, high output, pure sunlight, light source to transform the indoor grow industry.



FP: truCrowd

Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

3.0 Executive Summary

3.1 Business Model

The Natural SunLite, Inc., (hereinafter referred to as "Company") provides two business opportunities for investment. The first is to provide a solution to the high cost and challenging grid problems of the exploding medical and recreational marijuana market. The second opportunity is to bring this automated growing system and our new COB lighting system to the food industry.

Our Company manufactures a superior automated indoor growing system which incorporates full automation with a remote control application for iPhone or Android. The app allows for individual control of each fixture with electronic 24-hour timing capabilities with enhanced flowering, remote viewing with built in camera and computer in each light fixture. It also incorporates automated consistent CO_2 dispensing, water, temperature, humidity, nutrients, adjustable fixture settings all in a consistent and precise delivery. This growing system captures the data that can be used to produce higher yields and more consistent crops over time. It should be noted that no cooling fans are required, and our growing system is fully operational at 120v AC without the need for rewiring the entire facility or having centralized timers.

This new automated indoor growing system will dramatically reduce the cost for indoor growing and increase the yield through consistent and precise dosing of ingredients.



MY PLANT



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

3.1.2 - 10-Year Cost Comparison Between Natural SunLite and HPS

Item	Competitors	Natural SunLite/ COB
Initial Cost: 1,000 Lights	$ 450,000	$2,000,000
Bulb Replacement, MH & HID	$1,600,000	$0
Ballast Replacement	$900,000	$0
Total Electrical Costs	$8,160,000	$2,040,000
Light Cost Over 10 Years	$11,110,000	$4,040,000
Employee Labor Costs	$5,616,000	$2,184,000
Total Cost: Lights and Labor	$16,726,000	$6,224,000

NOTES: Lighting- Financial Cost
- ➢ Cost of Competitors versus Natural SunLite COB

- ➢ HPS requires two bulb replacements @ $100 each (MH bulb and HID bulb) every 12 to 15 months. None for Natural SunLite for 10 years.

- ➢ HPS requires ballast replacement @ $450 each every three to four years as the ballast loses its effectiveness and will reduce the yield of the grow

- ➢ The electrical cost for 1,200 lights was taken from a 24,000 sq. ft. grow in Sacramento, CA. Electricity could be higher or lower, depending on the location. Adjusted to 20,000 sq. ft., or 1,000 lights, to calculate and match labor size facility to determine cost and savings.

NOTES: Labor - Financial Cost
- ➢ Based on average pay for Cannabis grower employees of $2,600 per month or $31,200 per year
  - 18 employees @ $31,200 = annual $561,600/ 10 years = $5,616,000
  - NSL - 7 employees @ $31,200 = annual $218,400/ 10 years = $2,184,000

- ➢ The savings is $343,200 per year and over 10 years is $3,432,000.

RECAP:
- ➢ Management used successful growers to obtain information in addition to Management's knowledge.

- ➢ The bottom line is that the labor savings is over 50%; on the 20,000 sq. ft. grow it is a 60% savings.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

➢ ***These numbers are correct, even though it sounds unbelievable, they have been checked and verified. It is the reason we refer to "Disruptive Technology".***

3.1.3 - Lighting Fixture Details

Our COB lighting system maximizes growth through the full cycle of growth with (2900K – 5500K band light segregation with American made CREE chip technology, advanced 120-degree optics, PAR: @24" hang height 980 umol/s and PPFD @ 24" hang height in 4 x 4 area: 620).



Test Condition

Temperature: 25°C   RH: 58%
Spectrum Range: 350-800 nm   Scan Step: 5 nm

Spectroradiometric Parameters

Spectral Distribution

CIE1931 Chromaticity Diagram

Chromaticity Coordinates: x=0.3302 y=0.3515 u'=0.2014 v'=0.4824
Correlated Color Temperature: 5596 K   Dominant Wavelength: 545.0 nm(E)
Luminous Flux: 16665.353 lm   Purity: 0.0465
Chromaticity Difference: 0.0063Duv   Peak Wavelength: 446.6 nm
Color Ratio: Kr=30.4% Kg=60.5% Kb=9.1%

Above: Vegetation Stage Portion of the Light


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700



Chromaticity Coordinates: x=0.4389 y=0.4056 u'=0.2512 v'=0.5223

Correlated Color Temperature: 2979 K   Dominant Wavelength: 581.0 nm(E)

Luminous Flux: 63201.251 lm   Purity: 0.5377

Chromaticity Difference: 0.0003Duv   Peak Wavelength: 632.4 nm

Above: Flower Stage Portion of the Light

Energy Consumption: Operating wattage 200 up to 400 watts while utilizing enhanced flowering stage estimated savings of up to 75% of the cost of electricity from standard HPS industry lighting and with 1/10th the normal heat produced during full operational status.

Dimension 22.5" x 24" x 4" metal housing.

Crop Production: Based on plant strain, potting soil medium, water nutrient content, overall humidity, plant temperature, watering schedule, lighting schedule and minimizing unknown stress factors, etc. Estimated Yield per light 622.5 grams to 1000 grams.

Optimal life expectancy is 10 years or 80,000 to 100,000 hours of operation and we offer an eight year full warranty.

3.1.4 – Automation/Manual Operation Labor Details

On October 23, 2018, we completed a labor analysis for a 20,000 sq. ft. cannabis grow. The result was 18 employees for a traditional grow; however, with a Natural SunLite


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

automated grow, the requirement is only seven (7) employees. The second highest cost of indoor growing is labor. See the analysis below.

Manual Operation for 20,000 sq. ft. building:

Position	No.	Salary Range	Salary in Plan	Annual Total
Master Grower	1	$80,000-$120,000	$100,000	$100,000
Senior Growers Veg.-2; Flower-4; Packing/Delivery - 1	7	$50,000-$ 65,000	$ 60,000	$420,000
Production Level	7	$30,000-$ 40,000	$ 35,000	$245,000
Handymen for Production Support	3	$25,000-$ 35,000	$ 30,000	$ 90,000
			TOTAL	$855,000

Automated Operation for 20,000 sq. ft. building:

Position	No.	Salary Range	Salary in Plan	Annual Total
Master Grower	1	$80,000-$120,000	$100,000	$100,000
Senior Growers	1	$50,000-$ 65,000	$ 60,000	$ 60,000
Production Level	4	$30,000-$ 40,000	$ 35,000	$140,000
Handyman for Production Support	1	$25,000-$ 35,000	$ 30,000	$ 30,000
			TOTAL	$330,000

No savings were calculated for nutrients, nor water. There is not a need for a control room as the fixtures are mobile and can be installed in any grow to automate it. It does not require any permanent installation in a building; therefore, it is a perfect solution for growers that are leasing their facility as they can expand or transfer and take their automated growing system with them.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

3.1.5 - Technology Details

Our digital technology can manage an entire grow from a cell phone. With a computer and digital camera in every light box; items can be monitored, such as temperature, humidity, CO_2 , water, and light settings can be changed, etc.

Benefits of our automated growing system compared to a manual grow for 20,000 sq. ft.

1. Dramatic cost savings.
2. With the readings from every light fixture (which is 18-24 inches above the plants), allows the Master Grower to analyze 1,000 points in a 20,000 sq. ft. grow versus one or two in the entire building. It provides a more accurate monitoring by plant, or by section, etc.
3. Mobility. This allows the grower to have his own system and when necessary to move or expand, it is a simple install of the lighting fixtures. The system is owned and controlled by the grower and not a part of a building.
4. Our automated growing system can work for six plants or thousands of plants.
5. Provides Data Center. These wirelessly connected sensors, monitors, and delivery mechanisms all offer greater freedom and flexibility, higher consistency in operations, and access to data that can improve growing practices over time.
6. Automation, wireless connectivity, and remote management can dovetail to help an operation move up to a higher level. These include irrigation, dosing, and environmental controls.
7. Irrigation. Ensuring that you have the right amount of H2O, manual watering systems are both imprecise and labor intense. Water ends up costing more than it should and plants don't get what they need. Smart irrigation systems can improve crop quality and yield by optimizing water use to reduce overwatering, underwatering and run-off.
8. Fertigation. Nutrient management is a critical cost control in the modern grow operation. A smart nutrient control system will monitor water reservoir and control nutrient dosing by measuring pH and enabling the grower to maintain the balance of the system. Remote automation management frees up the grower's time while enabling consistent control over these key variables.
9. Environment. Automation provides a smart environmental control that enables the grower to exercise constant control over a range of climate variables. The variables independently or in synchronized fashion, allows 24 hour adjustments of temperature, humidity and CO_2 to keep these key metrics at desired set points.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

3.2 New "Off Grid" Warehouse Facilities

Our Company is also designing and developing new warehouse facilities that incorporate ICF block construction, along with multi-level cultivation platforms that incorporates our automated superior COB growing system. These warehouses are designed with solar and energy storage components to eliminate the need for outside utility usage altogether. It also provides air filtration and purification, maximizing production up to three times the available square footage of a traditional warehouse. The business opportunity is the investment and fractional ownership of one or three of the businesses outlined herein.

3.3 Business Principles

The owners of the Company have over twenty years' experience in alternative horticulture, comprehensive experience in green sustainable building projects, alternative energy integration, and innovations for lighting systems and manufacturing of products. This experience brings forth the needed expertise to create a successful business model needed for the investors and shareholders.

3.4 Business Management

Business experts, investment bankers and investors consider management expertise, product difference and proper capitalization as the key to a successful enterprise. Natural SunLite has created an excellent management team with outstanding experience in the indoor lighting industry, from the technical side to the operations. The management has expertise and experience in marketing and will implement its Artificial Intelligence (A.I.) marketing system. The team has extensive experience in public company management, operations, mergers and acquisitions, A.I. marketing and science.

3.5 Marketing Strategy

The Company will use some of the same business strategies being used by those companies that introduced disruptive technology. Companies such as Apple, Google and FitBit made a major introduction with a big marketing impact initially.

Natural SunLite, Inc. will be a first mover with this new automated growing system. We will target the Cannabis industry initially with this new breakthrough technology with strong P.R. and advertising. Natural SunLite, Inc. will be established as the original developer leader and first to market an automated growing system that will save up to 75% on cost of lighting, air conditioning and improved product quality. The second target is the indoor growers of fruits, herbs and vegetables which is also an exploding market. The third product, "Off Grid" (-0- electricity cost) will also involve Natural SunLite grow lights automation.



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

The Company will use its proprietary A.I. marketing platform that was developed and is owned by partner, Richard Otis. Otis's uniquely cost-effective marketing and promotional Artificial Intelligence software is the most effective messaging system ever developed. IBM recently tested an A.I. email campaign and found that it more than doubled the closed transactions as compared to standard email. In fact, our A.I. can do automated prospecting for our salespeople, which is attractive in recruiting salespeople. The A.I. allows us to automate research and is amazing for SEO on the Internet. The software is designed to well position the Company to be very effective in social media platforms to market grow lighting and grow facilities in a designated market area or nationally.

The marketing strategy will involve a "first mover" strategy of generating the most qualified customers, and the ability to have a higher price point. By using A.I., SEO, and sales funnel tactics; it will generate the level of brand identity, equity and awareness that will establish our new business as the industry's "one-stop" for indoor growing alternatives for Cannabis and all other indoor vegetation. We have a competitive advantage with our

4.0   The Lighting Market

The lighting market place is enormous and growing. The entire U.S. lighting industry is estimated at $37 Billion for 2017 and is expected to grow to $105.28 billion in the U.S. by 2023. The improved lighting has been a target for innovators and is expected to penetrate 61% of the market by 2020. This growth will come from technologies that reduce the cost of electricity, the largest overhead in all indoor grow operations. Our semi-conductor (COB-chip on board) lighting is the latest innovation in the industry.

4.1 Indoor Grow Lights Market
The rise of Cannabis cultivation has increased a greater demand for indoor lighting and will continue to grow well into the future as Cannabis is the fastest growing industry in America. Lighting is the number #1 overhead cost of all Cannabis grow operations. If you Google "Cannabis Grow Lights", there are 26,900,000 listings.

The indoor grow lights market was valued at USD 1.89 billion in 2015 and is estimated to grow at a CAGR of 15.71% and reach USD 3.92 billion by 2020. We have observed an increasing demand in the market, especially for LED grow lights, which reduces the cost of electricity. Currently, the most commonly used grow lights are HPS/ HIDs and fluorescents; but, HPS/ HIDs are slowly being replaced by current LEDs and fluorescents due to their high efficiency and economy. Our COB based computer lighting system will outperform any current indoor lights in the market. (3rd party research upon requests)


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

In addition to the cannabis market, there is a much larger market segment of organic vegetables and some fruits and herbs. The global hydroponic vegetable market has witnessed impressive growth due to a rise in the production of hydroponic vegetables. The growing awareness about the advantages of this form of cultivation over traditional farming has been propelling the global market. Hydroponics saves water, land, uses less fertilizers, and is a simple solution to problems of contamination. Owing to these advantages and more, the global hydroponics market is likely to be worth US $12,106.5 billion by the end of 2025 from US $ 6,934.6 billion in 2016. Analysts anticipate that the global market will register a CAGR of about 6.5% between 2017 and 2025.

Consumption of diseased or contaminated plants can lead to E.coli and Salmonella poisoning, etc. Increasing awareness regarding these risks is driving demand for crops and vegetables that are cultivated in a safe and controlled environment. Hydroponic plants are an ideal choice in this scenario as lack of soil in hydroponic systems eliminates the need for soil, which is where pathogens incubate. The above-mentioned factors are responsible for the hydroponic vegetables market to create significant growth and investment opportunities for players operating especially in the Europe and North America region. Also, the brand owners are mainly emphasizing market consolidation by mergers and acquisitions. Moreover, the increasing rate of urbanization in developed regions is expected to cause a major shift towards preference for hydroponic vegetables.

By vegetable type, the global hydroponic vegetables market is segmented into cucumber, lettuce, spinach, peppers, tomatoes and others. The lettuce segment is estimated to account for over 32.9% of market proportion, in the overall global hydroponic vegetables market, in 2017. By distribution channel type, the global hydroponic vegetables market is segmented into modern trade such as a hypermarket or a supermarket, grocery stores, unorganized small stores, whole food and specialty stores, bulk suppliers and distributors and others. Modern trade segment is expected to dominate the global hydroponic vegetables market by the end of the forecast period. By origin, the conventional segment is expected to continue its dominance in the hydroponic vegetables market over the forecast period. The natural and organic segment is expected to closely follow the conventional segment during the forecast period.

Our indoor lighting system can enhance the production of in-door hydroponics gardens and even aquaponics, the next phase of in-door horticulture advancements. Overall projection of market growth by 2020 is $62 billion in the U.S. alone.

4.2 Natural SunLite Grow Lights



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

We believe that the development of our new lighting system will become a game changer with disruptive technology for growing indoor Cannabis and possibly for all indoor growing.

- First, these Natural SunLite lights, will guarantee to reduce the cost of electricity up to 75% in a Cannabis grow. Example: a 22,000 sq. ft. Cannabis grow with 1,200 HPS lights, costs approximately $68,000 per month for electricity. Using our lights, the cost would be approximately $22,400; which is a savings of $45,600 per month or $497,000 per year.
- Electricity is the biggest challenge for all indoor growing; but, is a bigger challenge for the Cannabis industry because there are extensive lighting requirements. Under most new Cannabis laws, (adult use or medical use), it is required to grow Cannabis indoors.
- Technology will continue to improve the lighting industry and COB lights will lead the way.
- The future is "Off Grid"; meaning no electricity is used; therefore, using alternative energy sources such as solar and battery.
- Natural SunLite, Inc. has developed a complete "Off Grid" alternative energy system and will be offering this service as an option. The Company has 3.5 acres of land in Riverside County, which it plans to build an estimated 80,000 sq. ft. "Off Grid" warehousing space, to be leased to growers with "0" electricity cost.
- The lighting industry is explosive with new technology that will allow "Off Grid" usage. Our new lighting system is a prime example with up to 75% less electricity, and little or no air conditioning, which will enable the Company to build "Off Grid" warehousing.

4.3 Natural SunLite, Inc. - <u>Patent-pending US 62/672,364</u>

Manufacturing indoor grow lighting system designed with innovation through the latest semi-conductor lighting technology incorporating highly focused pre-tuned full spectrum real sun light with very high intensity and which utilizing a passive thermal management (no fans) to deliver a highly energy-efficient lighting system. The indoor grow lighting system provides excellent performance, electrical savings of up to 75% and extended
usable longevity.

5.0 Our Products and Services

Natural SunLite, Inc. is focused on products and services that apply to the explosive indoor growing industry. The use of our new COB-LED lighting for Cannabis growing is our initial focus, due to the explosive growth in this industry and because we have the


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

experience and knowledge. Our Vice President, Joel Ducusin, has over 15 years as an award-winning grower, who specializes in hydroponic growing.

5.1 Three Products to Launch the Company

Product	Product Description
NSL 400 C Automated Indoor Growing System for the Cannabis Industry	400 Watt Grow Lights Initial product introduction
NSL 400 V Automated Indoor Growing System for herbs, fruits, and vegetable indoor growing	400 Watt Grow Lights 90 to 120 days after launch of the Cannabis Industry. Currently negotiating with a high profile marketing person to manage this division.
"Off Grid" warehousing requires our lighting with Solar/Battery to be able to eliminate the cost of electricity	The Company has the rights to 3.5 acres of industrial land off of HWY #10 between Palm Springs and Desert Hot Springs.

  

2 bar 200 watt Vegging **2 bar 200 watt Flowering** **4 bar 400 watt Flowering**

5.2 Our "Off Grid" Grow Facility Services

Our CEO, Dean Konstantine, has over 20 years' experience in the solar, battery and alternative energy industry. In combination with our Natural SunLite lights, we can install a solar management system whereby it will be "Off Grid" with no electrical cost.



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Also mentioned, we have three+ acres in Riverside County close to the freeway and nestled between Desert Hot Springs and Palm Springs. We estimate we can build out 80,000 sq. ft. totally "Off Grid". Mr. Konstantine is a "Class A" construction engineer and has previously built homes "Off Grid".

6.0 Market Analysis Summary

6.1 Competitive Types of Grow Lights

Incandescent Bulbs cost just a few dollars and are the cheapest option. Although they may do just fine for a few plants or used in conjunction with natural light in a sunny room, the heat of these bulbs requires a distance of two feet or more to prevent heat damage and should be used cautiously.

Fluorescent Lights are the most popular choice for indoor growers to use for vegetation. Some newer types offer a wider light spectrum for all-purpose use; but, traditional fluorescent bulbs lack the appropriate range for flowering and are best suited for germination and vegetative growth. Because they produce less heat, fluorescent lights are safer, more versatile and more effective than incandescent bulbs while remaining budget-friendly.

High Intensity Discharge solutions like Metal Halide (MH) and High-Pressure Sodium (HPS) lights are good choices, though expensive to purchase and operate. Extremely efficient and high energy discharge, they throw a lot of light and the blue light of MH lights will promote vegetative growth; but, produce less flowering. The red to orange hue of HPS lights are powerhouses when it comes to producing buds and flowers; but, plants will be less sturdy. Used in tandem, MH lights are often used to promote leafy growth before swapping in HPS lights to encourage plants to flower.

LED – (Light Emitting Diode) grow lights have been developing over the past 10 years. These lights reduce the amount of heat, delivering a highly energy efficient bulb which requires less electricity and reduces the costs of growing. LED light bulbs last a long time, and when plugged, light instantly. The challenge for the LED's is yield.

6.2 Our Solid-State Lighting System

COB - (Chip on Board) lights are the new kid on the block and are finding some popularity. Emitting virtually no heat and requiring little power to operate, COB can be programmed to accurately simulate the 5700K color temperature of sunlight and can simultaneously produce the red and blue band spectrums needed for both vegetative growth and flowering. COB grow lights are expensive; but, only the initial price as the costs for this technology is compared below.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

10-Year Cost Comparison Between Natural SunLite/COB and HID/HPS:

	Competitors/HPS	**Natural SunLite/COB**
(1) Initial Cost: 1,200 lights………..	$ 960,000…………………..	$ 2,400,000
(2) Bulb Replacement ………………	$ 964,000,………………	$ 0
(3) Ballast Replacement…………….	$1,800,000………………	$ 0
(4) Electrical Costs………………….	$8,160,000………………	$ 2,040,000
	=========	=========
Total Cost Over 10 Years	$11,884,000	$ 4,440,000

Financial Cost Comparisons:
   (1) Cost of Competitors vs Natural SunLite
   (2) HPS requires bulb replacement every 12 to 15 months. None for NSL
   (3) Requires ballast replacement @ $500 each every 3 to 4 years as the ballast
        loses its effectiveness and will reduce the yield of the grow.
   (4) The electrical cost for 1,200 lights was taken from a 24,000 sq. ft. grow
        in Sacramento, CA. Electricity could be higher or lower, depending on location.

6.2 Competitive Cannabis Indoor Light Companies

	Pro 1000-HPS	**Fluence LED**	**Sun System LEC**	**Natural SunLite COB**
Electrical Upgrade	Yes	Yes	Yes	No
HVAC Upgrade	Yes	No	Yes	No
Full Spectrum	Yes	Yes	Yes	Yes
Bulb Replacement	Yes	No	Yes	No
Stackable	No	Yes	No	Yes
Electrical Saving	No	No	Yes/No	Yes
Extended Life	No	Yes	No	Yes

1. **Electrical upgrade** is normally required and could range from $125K to $500K.
   This is not required for the Natural SunLite system.
2. **HVAC upgrade** required due to heat build up with most lighting systems.
3. **Bulb replacement** for some light systems require frequent bulb replacements.
   Natural SunLite bulbs will last 8 to 10 years
4. **Stackable light systems** allow multi-level grow beds, hence doubling the grow.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

It's the future.

5. **Electrical** saves up to 75% on electrical costs to grow using Natural SunLite lighting systems.
6. **Extended life system.** Natural SunLite lights will last from 8 to 10 years of daily use.

6.3 Market Segmentation

SMALL GROWERS: The Company will market to all small growers through our A.I. marketing system. We estimate approximately 200,000 growers in the U.S. and increasing every day. The state of California reported 68,000 growers.

MID-SIZE GROWERS: The Company will market to all Medical and Recreational dispensaries nationally through our A.I. marketing system and supported by advertising in the industry trade magazines.

LARGE GROWERS: Natural SunLite will, in addition to A.I. and trade magazines, call on the larger growers and provide presentations to further illustrate the benefits of our lights.
The presentations to the larger growers, (which we consider 500 lights or more) will be made by Joel Ducusin, Vice President of Sales and Technical Manager along with Lee Danna, President.

7.0   Key Management

7.1 Overview and Organizational Chart
A dedicated and passionate management team is the foundation of any company for a successful venture

Natural SunLite, Inc. has attracted outstanding people with its disruptive technology in the lighting and indoor growing. Listed below is the Organizational Chart and Key Management overview.



OFFERING STATEMENT
20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**



Board of Directors
Chairman of the Board
CEO
Dean Konstantine
Board Member
President/C00
Lee Danna
Vice President/Sales &
Technical Manager
Joel Ducusin
Chief Financial Officer
Vice President
Marketing
Hector Delgadillo
VP Plant & Purchasing

7.2 Dean Konstantine, Chairman of the Board and Chief Executive Officer

Mr. Dean Konstantine is our Chief Engineer who developed the Natural SunLite Lighting system and is a co-founder of the Company. Mr. Konstantine founded KEI Energy, Inc. in 2002 and for the past 16 years has served as its President/CEO and Chief Engineer. He designed electrical storage systems, alternative renewable energy with storage system manufacturing, sales and service. He also designed a large solar generator installation and demand energy mitigation/cost reduction. Mr. Konstantine also is a General Engineering Contractor holding a California "A" license. He has built several energy efficient homes, utilizing new construction materials for zero-foot print housing. Due to Mr. Konstantine's credentials and background, we can offer customized "Off Grid" growing and build approximately 80,000 sq. ft. of "Off Grid" buildings. Dean Konstantine brings Natural SunLite, Inc. unmatched knowledge, experience and technical expertise to be successful.

7.3 Lee Danna, President, Chief Operating Officer

Mr. Danna has over 40 years' experience as a President/CEO running both private and public companies, including extensive experience in mergers, acquisitions, franchising and marketing. Mr. Danna became CEO of Whitehall Products, Inc., a division of Helme, Inc. (NYSE) at the age of 33.

He also founded Network Financial Services, a company with operations in real estate, mortgage banking and insurance. Danna obtained a NASDAQ listing for Network in the early 90's. He has been recognized for his accomplishments in several published articles, interviews on television and radio as well as conducting press conferences in major cities throughout the U.S.



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Mr. Danna, will serve as its President COO during initial start-up, then the Company will hire a President/COO and Danna will remain on the Board as Vice Chairman.

7.4 Joel Ducusin, Vice President, Sales & Technical Manager

Joel Ducusin has a great reputation in the industry with over 15-years of experience growing Cannabis and has won several awards. Obviously, he will be a major asset when we begin the sales in the Cannabis industry. His expertise and background in the Cannabis indoor grow operations is very valuable in communicating with indoor grow customers. Ducusin has a passion for the business and has the ability to be creative and makes things happen.

7.5 Hector Delgadillo, Senior Art Director, Designer

Mr. Delgadillo brings 36 years of advertising design, industrial design and marketing talents to the Natural SunLite Company. Companies that he has previous worked with are Exigo Group – Marketing Strategies, DKN Marketing – Advertising Promotions, Joseph Potaki & Associates – Advertising, Marketing, Promotions. He has worked extensively within the in-house corporate side of business. His expertise includes: advertising design, industrial concept design, special architectural presentation graphics, package design, brochure-business communications, display design, web graphic design, logos, new product concept design, technical illustration and photoshop skills. He has specialty skills in new product presentation designs, hotel resort design, home-builder concept design, and management and strategic planning. He is a graduate of University Cal State Dominguez Hills, CA, in advertising/design, architectural design, and marketing.

7.6 Key Personnel Plan

The Company plans to have a Chief Financial Officer in place before the end of the first year of operations. During the first year, we have arranged to have William Azcar, CPA, who will provide oversight, financial statements and guidance until the Company is in position to hire a CFO with public company experience.

All key personnel hires, such as customer service, regional sales people, controller and purchasing to be added, will be interviewed by three of the original co-founders to ensure we hire the best possible candidates. Our philosophy is to hire people that show a real commitment and passion for the industry.

8.0 Marketing & Sales

8.1 Marketing Strategy

The Company will target all three segments of growers: small, medium and large. With these Natural SunLite lights, the Company will solve the high electrical costs in the



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Cannabis industry. Not only will the Company call on growers; but will also call on Municipalities that have approved legal marijuana to work with them to help eliminate high usage. The state of California recently released a statement suggesting that it's possible that growers will be limited on electrical usage. Desert Hot Springs, CA, which has been a "hot spot" as a growing center cannot add any additional growers until they upgrade the grid with Palm Springs. In Sacramento most available space for growing Cannabis requires electrical routing and can cost the grower $150K to $500K to bring sufficient electricity to the grow building.

Bottom line, our strategy is to provide a solution to the enormous electrical usage problem for growers in order to enhance their profitability and to also work with the State and local Municipalities to help them solve their electrical challenges.

8.2 Advertising
Social Media: Utilizing our A.I. software messaging is effective in marketing its sales funnels and is cost effective as the software Engineer and partner, Richard Otis, is the developer.

Trade Magazines: There are three major Cannabis industry trade publications that dominate the Cannabis industry: High Times, Weed Maps and Leafy.

 Public Relations: Management believes that this Cannabis industry breakthrough would be "news" as it addresses green indoor cultivation and dramatically reduces electrical usage by as much as 75%. This is a major step toward alternative energy to eliminate the use of electricity from the grid. The state of California already announced that they are looking at limiting indoor lighting.

8.3 Sales Strategy-Tactics
Simple and straight forward there is a savings of up to 75% on the electricity cost and up to 50% of labor costs. We have signed an agreement with Eqcho Capital, LLC to provide leases for our equipment. This company specializes in the Cannabis industry and the requirements for leasing are only two years in business and one year of profitability. They will provide approval within 48 hours of receiving an application. Eqcho, will provide two to five year leases, with a 0%, 10% or 20% down payment with approved credit, The customer can purchase the equipment for $1.00 at the end of the lease.

Financing will be used as a Sales Tactic. Our customers can install our automated growing system and benefit from the reduced costs of automation while the lights are being paid off; thereby, increasing their profitability by approximately 30%.



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

9.0 Marketing Implementation

9.1 A.I. Messaging

A program that will be implemented in the second month of operations as a "teaser"; then used continually with two messages every month to all growers and dispensaries; (approximately 200,000; therefore, a total of 400,000 messages).

9.2 S.E.O.

Search Engine Optimization (SEO) is the process of optimizing your online content so that a search engine shows it as a top result for searches of a certain keyword.

When it comes to SEO, there are three components: you, the search engine, and the searcher. If you have an article about lights for growing, you want the search engine (which, in 90% of all cases, is Google) to show it as a top result to anyone who searches for the phrase "lights for growing".

SEO is the magic you have to make Google very likely to include your post as one of the top results whenever someone searches for that keyword.

9.3 Public Relations

In the fourth month of operations, the "Official Launch", the Company will hold a live press conference in Los Angeles. Cannabis is very newsworthy especially when the news will focus on solving the electrical challenges. This is the biggest problem for the state and local municipalities, as well as for the growers. This is the most expensive item in operations. The Company's new COB computer can save up to 75% on electrical usage compared to HID/HPS lights which are used by approximately 62% of current grows, according to research released by Cannabis Business.

9.4 Trade Shows

The Cannabis industry trade shows are scheduled every month. The Company has selected five trade shows to be an exhibitor to display our lights. The Cannabis industry trade shows have been very active, and exhibitors have reportedly done well with increased orders of their products. The Company has budgeted $30,000 per trade show. Orders for 16 automated growing systems will pay for the costs of the trade show. This budget will provide a major impact at the top shows in the country.

10.0 Financial Plan

Please see attached Financial Projections.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) **This is a brand-new company.** We were formed in 2018, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

(2) **We depend on a small management team.** We depend on the skill and experience of Dean Konstantine, Lee Danna and Joel Ducusin. Each has a different skill set. Only Dean and Lee are focusing their full attention on the company full-time, and are not being paid. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

(3) **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

(4) **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

(5) **It is difficult for us to accurately predict our earnings potential.** Because of our "start up" status, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

(6) **Our success is dependent on our key personnel.** We believe that our success will depend on the continued employment of our key personnel. If one or more members of our key personnel were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

(7) **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

(8) **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

(9) **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

(10) **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

(11) **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>

THE OFFERING

9. What is the purpose of this offering?

The Company will use this offering to set up the assembly lines and begin filling orders of the 6600 pre-orders that the company has signed LOI's. The company has a signed an OI with its SEC attorney with completed Legal review of public shell, which allows us to go public to raise $5 million in 90 days or accept a $5 million private offering, build the company, and go public in 15 months. The Company has signed an LOI for the Continent of Africa (51 countries) for cultivation of in-door food, flowers, and cannabis. They are in negotiations with a company in Europe as well.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses (FP Fees)	$900	$96,300
Net Proceeds	$9,100	$973,700
Use of Net Proceeds		
Escrow Service	$1,000	$30,000
Legal Fees	$1,000	$50,000
Platform Development	$1,000	$250,000
Marketing	$1,500	$150,000
Paid Advertising	$1,000	$50,000
Travel		$50,000
Salary		$250,000
Office Overhead	$500	$30,000
Operating Capital Reserves	$3,100	$113,700
Total Use of Net Proceeds	$9,100	$973,700

The above "Use of Proceeds" represents the Company's targeted offering. The first S150,000 raised allows the Company to begin setting up assembly lines and producing enough volume to fill small orders and maintain profitability on production orders. Regarding the maximum offering, the additional net funds of $782,000 will add $200,000 for marketing/Advertising and S250,000 for additional manufacturing materials. The Company has signed Letters of Intent with growers that will exceed our first 4 month's forecast. In addition, after passing due diligence, we have a signed agreement with Eqcho Capital, LLC for our customers to be able to lease/purchase our lights. Natural SunLite will receive 50% at the time of the customer signing the lease and the remaining 50% upon delivery to the customer. This allows our company to fill orders and complete orders forecasted in our plan Business attached. Upon attaining the $5 million, this will allow the company to expand globally and enter the indoor cultivation food market, also an explosive market.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $150,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

NOTE: The Company will issue the shares through its Attorney or qualified Stock Transfer company.


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

        Class A Common Stock

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above?   ☐ Yes   ☑ No
        Explain: _____

16.   How may the terms of the securities being offered be modified? N/A

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

  (1)   to the issuer;
  (2)   to an accredited investor;
  (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
  (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock: 100,000,000	**40 million**			Specify:
Common Stock, 40,000 million issued and outstanding for rights to the Patent pending and copy right material for business plans, research, financials and marketing plans.			☑ Yes ☐ No	☐ Yes ☑ No
Debt Securities:				Specify:
N/A			☐ Yes ☐ No	☐ Yes ☐ No
Other:				Specify:
N/A			☐ Yes ☐ No	☐ Yes ☐ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
        Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

2 different valuations were calculated, both described below.

Equidam Valuation

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



These methods are combined in a weighted average that applies the weights (see above sample image) according to the stage of development of the company, giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth 36%), and DCF with Multiples (36%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$46,058,427.**

The Company also Performed their own internal, Industry-Based Valuation

Below is information regarding the enterprise Value on Wall Street for the Cannabis Industry.

The average Wall Street public listed EBIDTA multiple for the Cannabis Industry is 63.2 and published by Market Realist (marketrealist.com). Obviously, this could change if the market drops, but with Countries approving legalization of Cannabis throughout the World and the U.S. is expected to approve before the end of the year. The bill is really non-partisan, which was the same for Hemp, so Cannabis is really explosive worldwide growth. President Trump already announced publicly that he will sign the Bill in congress.

Obviously, a lot of side issues can affect the values of the Cannabis or any Industry. The good thing about Cannabis, it fits into the category with Liquor, Beer, wine and tobacco. History has shown that these industries have grown during a recession. With that said, below is an analysis of our Natural SunLite Company, which owns an SEC Attorney reviewed due diligence and preparations of a Public entity, which we can reverse into in 24 hours. The name of that company is Clearwave Telecommunications (CWTC). Once we reverse and we have a PCAOB certified auditor, it will take about 3 months to become a reporting Company.

Analysis of stock.

Private price is $.50 per share and a $20 million valuation.

Public Company based on forecast at the end of one year an EBIDTA Enterprise Evaluation (63.2) of $ 818 million. Using 60 million fully diluted shares, that would equate to $13.63 per share.

Public Company based on forecast at the end of five years, an EBIDTA Enterprise Evaluation (forecast of 40. Multiple reduced from first year of 63.2) of $2.4 billion, using 60 million fully diluted shares, would equate to $40.27 per share.

Recap notes;
· These forecasts are based on U.S. Sales only.
· Only forecasted U.S. Cannabis Industry, but there are major opportunities for the food Industry with this technology.
· Only One product, we have others, such as the complete "OFF GRID" cultivation warehousing for Cannabis and Food cultivation, using Solar and Our lights. Should have patent filed in the next 90 days.
· No acquisitions forecasted. Our president/COO has closed 47 acquisitions in his career, and in this explosive industry, there will be.

This valuation was calculated at pre money **$20,000,000.**

Valuation: The company will be using the more conservative internal valuation of $20,000,000.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

• **Additional issuances of securities: The Company owns the rights to a public company listed on the Over the counter securities and plans on reverse merging into the company to become a public company at the end of 3 months from starting the assembly line and reaching the targeted offering. While the current shareholders will be diluted, the value of the shares should be substantially increase.**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

• **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

• **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

• **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

NONE

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company was incorporated in May of 2018. Chairman of the Board, CSO and CEO, Dean Konstatine, has worked on the this new COB solid state lighting and automation, with WIFI built into each light fixture for over three years. Mr. Konstatine sold all rights, research and plans to the Issuer in 2018 and was issued 20,000,000 shares for the patent pending and all related materials. The Danna Group, Inc. spent nearly two years of research on the indoor lighting industry for growing vegetables and Cannabis. In addition, also developed the business plan, marketing plans, advertising plans and financial plans. The Issuer purchased the rights to all copyrighted documents for 20,000,000 shares. Hence, the Issuer is ready to immediately begin the manufacturing upon raising the capital outlined above. The Company has signed Letters of Intent for 6,600 units through "word of mouth". It is also signing a Letter of Intent for the continent of Africa, which is experiencing a major agricultural growth, including Cannabis. We will also be signing a Letter of Intent for Europe, with a group located in Denmark. Management research shows over 200,000 Cannabis growers in the U.S. New automated greenhouse grow operations reduce the cost of electricity by approximately 60%. However, our new solid-state C.O.B. (chip on board) lighting technology can reduce electrical costs up to 75% with


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

automation that is installed over the canopy (plants). This is superior to a building automation system that is 10 feet or more above the plants. Growers that we talked to here in the U.S., Europe and Africa, (which resulted from a LinkedIn posting), all desire the product. Some want to test it first; but, the demand is very strong.

The proceeds of this offering will allow the company to meet its U.S. forecast. The Company will need to raise capital when it goes public to launch its services in Europe, Canada and Africa.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Reviewed financials begin on next page.

FP:

Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Natural SunLite, Inc.
For the Year Ended December 31, 2018
With Independent Accountant's Review Report

FP:

Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Natural SunLite, Inc.

Financial Statements

For the Year Ended December 31, 2018

Contents

1



FP: truCrowd

Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Natural SunLite, Inc.

I have reviewed the accompanying financial statements of Natural SunLite, Inc., (the Company), which comprises the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
June 28, 2019

2


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

(This page intentionally left blank.)



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Natural SunLite, Inc.

Balance Sheet

	December 31, 2018
Assets	
Current assets:	
Cash and cash equivalents	**$ 3,000**
Total current assets	**3,000**
Manufacturing Equipment	**3,000**
Less: accumulated depreciation	**(300)**
Net fixed assets	**2,700**
Product development costs (WIP) *note 2*	**1,000,000**
Total assets	**$ 1,005,700**
Liabilities and Stockholders' equity	
Current liabilities:	
Total current liabilities	**-**
Long-term obligations	**-**
Total liabilities	**-**
Stockholders' equity:	
Common stock, par value $.01 (*note 3*)	
Authorized shares, 80,000,000	
Issued and outstanding shares, 40,000,000	**400,000**
Additional paid-in Capital	**606,000**
Preferred stock, face value $.01	
Authorized shares, 20,000,000	
Issued and outstanding shares	**-**
Retained deficit	**(300)**
Total Stockholders' equity	**1,005,700**
Total liabilities and Stockholders' equity	**$ 1,005,700**

See Independent Accountant's Review Report.

4


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Natural SunLite, Inc.

Statements of Operations
For the Year Ended December 31,

	2018
Revenues	$ -
Expenses:	
Depreciation expense	300
R&D expenses	-
Start-up expenses	-
Travel	-
Total operating expenses	300
Net loss	$ (300)

See Independent Accountant's Review Report.

5


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Natural SunLite, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock $.01 par value	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Common stock issued	400,000	606,000	-	1,006,000
Net Loss	-	-	(300)	(300)
Balance at December 31, 2018	**$ 400,000**	**$ 606,000**	**$ (300)**	**$ 1,005,700**

See Independent Accountant's Review Report.

6


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

Natural SunLite, Inc.

Statements of Cash Flows

	December 31, 2018
Operating activities	
Net income	$(300)
Add: depreciation	300
Net cash used by operating activities	-
Investing activities	
Equipment purchase	(3,000)
Net cash used in investing activities	(3,000)
Financing activities	
Proceeds from issuance of common stock	6,000
Net cash provided by financing activities	6,000
Net increase in cash and cash equivalents	3,000
Cash and cash equivalents at the beginning of year	-
Cash and cash equivalents at the end of year	$ 3,000

See Independent Accountant's Review Report.

7


OFFERING STATEMENT

20,000 Class A Common Stock at \$.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**\$10,000**	**\$9,100**
Maximum Amount	**2,140,000**	**\$1,070,000**	**\$973,700**

Natural SunLite, Inc.
Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Natural SunLite, Inc., (the Company) is a development stage Wyoming corporation. The Company manufactures a superior automated indoor growing system which incorporates full automation with a remote control application for iPhone or Android. The app allows for individual control of each fixture with electronic 24-hour timing capabilities with enhanced flowering, remote viewing with built in camera and computer in each light fixture. It also incorporates -automated,consistent CO_2 dispensing, water, temperature, humidity, nutrients, adjustable fixture settings all in a consistent and precise delivery. This growing system captures the data that can be used to produce higher yields and more consistent crops over time. It should be noted that no cooling fans are required, and our growing system is fully operational at 120v AC without the need for rewiring the entire facility or having centralized timers.

This new automated indoor growing system will dramatically reduce the cost for indoor growing and increase the yield through consistent and precise dosing of ingredients.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, equipment, rental assets and most computer and software range primarily from three to five years. Any assets less than thousand dollars are expensed.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

8



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

Natural SunLite, Inc.
Notes to Financial Statements (continued)
December 31, 2018

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction.

2. Product development costs

The company has decided that product development costs has indefinite life.

3. Common Stock

In return for all rights to the patented pending technology, 3 years of research and development, and copywrite of business plan, valued at $1,000,000, shareholders have received 40 million shares. Accordingly, 100% of the issued shares are owned by founders of the company.

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

4. Commitments and Contingencies

None exists at the time of the issuance of this report, June 28, 2019.

5. Subsequent Events

Management has evaluated subsequent events through June 28, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

9


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in
the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

    ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30th of each year

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: naturalsunlite.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days




Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between
_____ ("Seller")   and
_____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

> **WHEREAS,** Seller is the record owner and holder of shares of the capital stock of _____ (the "Company"), a _____ *[insert state of incorporation]* Corporation; and

> **WHEREAS,** the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

> **NOW, THEREFORE,** in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of _____ *[insert class of stock—e.g. common, preferred, etc.]* stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be _____ dollars ($_____) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing").   The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.



OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

(b) Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of _____ *[insert state of incorporation]* and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to zero dollars and 50/100 ($0.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is

FP: truCrowd



Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period.   The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

> i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.


OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	20,000	$10,000	$9,100
Maximum Amount	2,140,000	$1,070,000	$973,700

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.


Natural SunLite, Inc.
19345 N. Indian Canyon Dr., Ste. 1AA
North Palm Springs, CA 92258
Phone: 760.610.2090

OFFERING STATEMENT

20,000 Class A Common Stock at $.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**20,000**	**$10,000**	**$9,100**
Maximum Amount	**2,140,000**	**$1,070,000**	**$973,700**

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of _____.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) **If to Purchaser:**
    Name _____
    Email _____

    (b) **If to Seller:**
    Name _____
    Email _____

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   _____
(Name)   (Name)
_____   _____
(Position)   (Position)